APEX RESOURCES INC.

Alytaus g. 100 – Varena, Lithuania

Telephone (775)253-3921

December 14, 2017

Ms. Mara L. Ransom

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 3561

Washington D.C.20549

Re:	Apex Resources Inc. Post-Effective Amendment to Form S-1 Filed October 27, 2017 File No. 333-207109

Dear Ms. Ransom,

We appreciate your review of our Post-Effective Amendment to Registration Statement on Form S-1. Based upon your comments we have made further changes and provide the following information in response:

Registered Public Company Accountant’s Independent Opinion Report, page F-1

We have included the audit report and financial statements from our most recent 10-K for the years ended June 30, 2017 and 2016. These have been audited by a PCAOB registered auditor.

Exhibit 5.1

The attorney has provided a new legal opinion with the reference to a Regulation A offering.

Sincerely,

/s/ Tadas Dabasinskas

Tadas Dabasinskas

President and Chief Executive Officer